Morgan, Lewis & Bockius LLP

101 Park Avenue

New York, NY 10178-0060

January 7, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Legg Mason Global Asset Management Trust (File Nos. 333-162441 and 811-22338)

Ladies and Gentlemen:

On behalf of Legg Mason Global Asset Management Trust, a Maryland statutory trust (the “Trust”), we are hereby submitting this letter to respond to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). On December 13, 2018, the Trust received comments from Keith Gregory of the Staff regarding the Trust’s preliminary proxy statement on Schedule 14A on behalf of the Martin Currie Emerging Markets Fund, a series of the Trust (the “fund”), as filed with the Commission on December 6, 2018. The following is a summary of the comments received from Mr. Gregory and the Trust’s response on behalf of the fund.

1.    Comment: Mr. Gregory noted the following statement on pages 2-3 under “Shareholder Approval”: “In determining to recommend approval of the Proposal, the Board considered, among other factors, Martin Currie’s statement that Martin Currie believes the Fund would benefit from changing its classification to a non-diversified fund because it would allow the Fund greater flexibility to hold larger positions in certain companies that Martin Currie recommends.” Your disclosure indicates that the Board considered other factors in recommending the proposal. Please disclose any other material factors considered by the Board. Please also disclose any negative factors that the Board may have considered in approving the proposal – for example, risks to the fund from holding fewer securities such as volatility and potentially greater losses than a diversified fund.

Response: The disclosure has been revised as requested.

2.    Comment: Mr. Gregory noted the following statement on page 3 under “Voting Information – Solicitation of Votes”: “Unmarked but properly signed and dated Proxy Cards will be voted “FOR” approval of the Proposal and in the discretion of the designated proxy holders on any other matter that properly comes before the Meeting.” Please clarify how improperly marked proxies will be voted.

Response: The disclosure has been revised as requested.

3.    Comment: Mr. Gregory noted the following statement on page 3 under “Voting Information – Solicitation of Votes”: “This amount does not include the out-of-pocket costs, such as legal expenses, incurred in connection with the preparation of this Proxy Statement, which will also be borne by LMPFA or its affiliates.” Please revise the estimated total costs to include all total out-of-pocket expenses or explain why such costs should not be included. Mr. Gregory referred to Item 4(a)(3) of Schedule 14A.

Response: Item 4(a)(3) requires that the registrant disclose the cost or anticipated cost of specially engaged employees or paid solicitors. The legal costs of preparing the proxy statement are not required to be disclosed unless the solicitation is being made pursuant to Rule 14a-12(c). We therefore believe the amount of the proxy solicitation costs as disclosed was complete. However, we have made certain revisions in order to clarify the disclosure.

4.     Comment: Mr. Gregory noted the reference to Broadridge’s services on page 3 under “Voting Information – Solicitation of Votes.” Please briefly describe the material terms of the proxy solicitation contract with Broadridge. Mr. Gregory referred to Item 4(a)(3) of Schedule 14A.

Response: The disclosure has been revised as requested.

5.    Comment: Mr. Gregory noted the following statement on page 4 under “Submission of Voting Instructions”: “Depending on its policies, applicable law or contractual or other restrictions, a service agent may be permitted to vote shares with respect to which it has not received specific voting instructions from its customers. In those cases, the service agent may, but may not be required to, vote such shares in the same proportion as those shares for which the service agent has received voting instructions.” The disclosure in these two sentences is confusing. Please review such disclosure and revise it for clarity and specificity with respect to the vote on the proposal. We note language such as “may, but may not be” and language generally appearing in sentence one.

Response: The disclosure has been revised as requested.

6.    Comment: Mr. Gregory provided the following comment with respect to the language on page 5 under “Required Vote.” Please disclose that a shareholder’s voting power is not determined by the number of shares he or she owns but by the dollar value of those shares as determined on the record date. Please also disclose how shareholders will know exactly how many votes they are entitled to on the record date. For example, will the Fund provide any information on its website or any other equally accessible place. Please consider providing an example.

Response: The proxy statement provides that: “Each whole share (or fractional share) outstanding on the Record Date shall entitle the holder thereof to a number of votes equal to the net asset value of the share (or fractional share) in United States dollars determined at the close of business on the Record Date.” We believe that this statement is clear that the shareholder’s vote is based on the dollar value of his or her shares, and we believe it would be confusing to the average investor to compare and contrast to another methodology of voting that is not applicable to them. Shareholders will know the number of votes they are entitled to vote based on their aggregate account value in the fund on the record date, which is available to them by calling the proxy solicitor or their service agent.

Please contact the undersigned 212-309-6353 with any questions or comments you might have regarding the above.

Sincerely,

/s/ Elizabeth L. Belanger

2